SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended    December 31, 2008

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________

Commission file number    1-724

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:  Phillips-Van Heusen Corporation Associates Investment Plan for Salaried Associates

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 200 Madison Avenue, New York, New York 10016

EXPLANATORY NOTE

Effective as of December 31, 2008, the Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates (the “Hourly Plan”) was merged into the Phillips-Van Heusen Corporation Associates Investment Plan for Salaried Associates (the “Salaried Plan”).  Thereafter, a Form 15 was filed to suspend the Hourly Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934.  As a result, the report is being filed by only the Salaried Plan, even though financial information for the year ended December 31, 2008 is being presented for both the Salaried Plan and the Hourly Plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

Date: June 29, 2009	By: /s/ Pamela N. Hootkin
Pamela N. Hootkin
Member of Plan Committee

Phillips-Van Heusen Corporation

Associates Investment Plan For Salaried Associates

Financial Statements

Years ended December 31, 2008 and 2007

Contents

Page

Report of Independent Registered Public Accounting Firm

F-1

Financial Statements

Statements of Net Assets Available for Benefits

F-2

Statements of Changes in Net Assets Available for Benefits

F-3

Notes to Financial Statements

F-4

Supplemental Schedule

Schedule H, Line 4i--Schedule of Investments Held at Year End

F-13

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

We have audited the accompanying statements of net assets available for benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Salaried Associates as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of investments held at year end at fair value as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 26, 2009

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

	2008	2007
Assets
Cash	$ 701,305	$ 50,469
Investments, at fair value:
Investment in Phillips-Van Heusen Corporation
Associates Investment Plans Master Trust:
Money market funds	111,172	43,883
Common collective trust funds	27,806,430	21,828,892
Mutual funds	76,335,512	99,927,924
Phillips-Van Heusen Stock Fund	16,333,724	28,518,943
Participant loans receivable	3,566,728	2,533,372
Total Investments	124,153,566	152,853,014

Receivable from securities sold	81,266	89,596
Employer contributions receivable	185,365	4,285
Employee contributions receivable	44,622	25,719
Receivable from Superba 401(k) plan merger	-	6,355,910
Total assets	125,166,124	159,378,993

Liabilities
Due to broker	26,151	133,324
Benefits payable	183,125	158,975
Loans payable	96,380	-
Total liabilities	305,656	292,299

Net assets available for benefits at fair value	124,860,468	159,086,694
Adjustment from fair value to contract
value for interest in common/collective
trust relating to fully benefit-responsive
investment contracts	2,204,641	394,550

Net assets available for benefits	$127,065,109	$ 159,481,244

The accompanying notes are an integral

part of these financial statements

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2008 and 2007

	2008	2007
Additions

Contributions:
Employer, net of forfeitures	$ 5,428,998	$ 3,995,988
Employees	12,850,850	10,447,772
Rollovers	1,330,102	1,188,138
Transfer from Phillips-Van Heusen Associates
Investment Plan for Hourly Associates	10,785,764	537,353
Transfer from Superba 401(k) Plan	-	6,355,910
Loan interest	249,512	162,205
Master trust investment income:
Dividend income	2,457,065	7,829,171
Common collective trust interest	635,010	439,684
Interest income	2,627	662
Total additions	33,739,928	30,956,883

Deductions

Payments to participants	8,897,454	7,321,179
Transfer to Phillips-Van Heusen Associates
Investment Plan for Hourly Associates	279,625	294,514
Total deductions	9,177,079	7,615,693

Net realized and unrealized depreciation
of investments	(56,978,984)	(9,994,265)

Net (decrease) increase in net assets available for benefits	(32,416,135)	13,346,925

Net assets available for benefits at beginning of year	159,481,244	146,134,319

Net assets available for benefits at end of year	$ 127,065,109	$ 159,481,244

The accompanying notes are an integral

part of these financial statements

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2008 and 2007

1.

Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the “Company”) Associates Investment Plan for Salaried Associates (the “Plan”) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.  On December 31, 2008, the Phillips-Van Heusen Associates Investment Plan for Hourly Associates (the “Hourly Plan”) was merged with and into the Plan.  In connection with the merger, the Plan was renamed the PVH Associates Investment Plan (the “Successor Plan”).  All information presented below pertains to the individual Plan prior to the merger as well as to the Successor Plan.

Change in Trustee and Recordkeeper

Effective May 14, 2007, the Plan’s Trustee changed from Nationwide Trust Company to The Charles Schwab Trust Company (the “Trustee”).  The Plan’s Recordkeeper is the 401(k) Company (a Charles Schwab Company).

Master Trust

The Phillips-Van Heusen Corporation Associates Investment Plan’s Master Trust (the “Master Trust”) was established for the investment of the Phillips-Van Heusen Stock Fund (the “PVH Stock Fund”).  Until the Plans merged on December 31, 2008, all of the investments of the Plan and the Hourly Plan were held in the Master Trust held by The Charles Schwab Trust Company.  A Master Trust, under ERISA laws, must hold the assets for more than one plan sponsored by a single employer.  Therefore, the Company’s trust no longer qualifies as a Master Trust.  The Master Trust was effectively dissolved as of December 31, 2008.  The Successor Plan’s assets will still be held by the Charles Schwab Company.

General

The Plan was a defined contribution plan covering salaried or clerical employees of the Company who were at least age 21 or older, had completed the earlier of: at least three consecutive months of service and were regularly scheduled to work at least 20 hours per week; or had completed at least 1,000 hours of service during the first 12 months of employment.  The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

Contributions

Participants were able to contribute up to 25% of pre-tax annual compensation, limited to $15,500 per annum.  In addition, pursuant to EGTRRA of 2001, all participants who attained the age of 50 before the close of the plan year were eligible to make “catch-up” contributions up to $5,000 for each plan year.  Effective January 1, 2008, the Company matched 100% of the first 1% of eligible compensation that a participant contributed to the Plan plus 50% of the next 5% of eligible compensation contributed by the participant.  Prior to January 1, 2008, the Company matched 100% of the first 2% of eligible compensation that a participant contributed to the Plan plus 25% of the next 4% of eligible compensation contributed by the participant.

Participant Accounts

Each participant’s account was credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Forfeited balances of terminated participants’ nonvested accounts were used to reduce future Company contributions.

Vesting

Amounts attributed to employee contributions and the allocated earnings thereon were immediately vested.  Effective January 1, 2008, participants became 100% vested in Company contributions and the allocated earnings thereon after two years of service.  Upon death, permanent disability, or reaching age 65, participants or their beneficiaries became 100% vested in Company contributions.  Prior to January 1, 2008, participants became 25%, 50%, 75% and 100% vested in Company contributions and the allocated earnings thereon after two, three, four and five years of service, respectively.  Effective in 2009, participants in the Successor Plan terminated due to the Company’s restructuring initiative will become 100% vested.  The merger of the Plan with the Hourly Plan had no effect on participants’ vesting.

Investment Options

Upon enrollment in the Plan, a participant could direct employee or Company contributions into any one of four pre-mixed asset allocation models or any of 10 individual investment options.  A participant could contribute a maximum of 25% of employee contributions into the PVH Stock Fund.

Participant Loans Receivable

Participants could borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount was $1,000 and the maximum loan amount was

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest was fixed for the term of the loan at the prime rate plus 1% or 2%. Loan repayments were made through payroll deductions, which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.  Participant loan balances were a component of the Hourly Plan’s Plan Assets merged with the Plan.

At December 31, 2008, participant loans outstanding totaled $3,566,728, with maturity dates through 2023 at interest rates ranging from 5% to 10.5%.

Forfeitures

Contributions made on behalf of non-vested or partially vested employees who have terminated were retained by the Plan and were used to reduce the Company’s future matching contributions.  In 2008 and 2007, forfeitures of $34,505 and $101,173, respectively, were used by the Plan to reduce the Company’s matching contributions.

Payment of Benefits

Participants electing final distributions received payment in the form of a lump sum amount equal to the value of their vested account unless the participant notified the Company of their intent to receive all or a portion of their balance attributable to the PVH Stock Fund paid in the form of shares of the Company’s Common Stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.  Participant account balances and terms were not affected by the merger of the Plans.

2.

Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan were maintained on the accrual basis.

As described in Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

Contribution Health and Welfare and Pension Plans” (FSP), investments in benefit-responsive investment contracts must be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invested in investment contracts though a common/collective trust.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investments in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  As required by the FSP, the Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Substantially all administrative expenses were paid by the Company.

Investments

Investments are included in the accompanying financial statements at fair value in accordance with SFAS 157.  Purchase and sales of securities are reflected on a trade date basis.

Until the Plans merged on December 31, 2008, all assets of the Plan were held by the Trustee in the Master Trust and were segregated from the assets of the Company.  The Plan shared in the Master Trust interest and investment income based upon its participants’ shares of the Master Trust net assets available for benefits.  The Successor Plan’s assets will still be held by the Trustee and segregated from the assets of the Company.

Reclassifications

For comparative purposes, certain prior period amounts have been reclassified to conform to the current period’s presentation.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

3.

Transactions with Parties-in-Interest

During the years ended December 31, 2008 and 2007, the Master Trust purchased 86,090 and 50,218 shares, respectively, of the Company’s common stock and received $122,841 and $127,428, respectively, from the Company as payment of dividends on its common stock.  The Plan’s share in this dividend income was $114,489 and $121,515, respectively.  The AIP Master Trust also sold 106,333 and 74,684 shares of the Company’s common stock during the years ended December 31, 2008 and 2007, respectively.

4.

Fair Value Measurements

Beginning fiscal 2008, the Master Trust measured and reported its investments in accordance with SFAS 157.  The standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date.  It also establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value.  The three levels of the hierarchy are defined as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.  This category includes active exchange traded funds, money market funds and equity securities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for identical assets or liabilities in inactive markets, quoted prices for similar assets or liabilities in active markets and inputs other than quoted prices that are observable for substantially the full term of the asset or liability.  This category includes two common collective trust funds whose values are determined using the Net Asset Value (NAV) provided by the administrator of the fund.  NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares.

Level 3 – Unobservable inputs reflecting management’s own assumptions about the inputs that market participants would use in pricing the asset or liability. Participant loans are included in this category and valued at amortized cost, which approximates fair value.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The adoption of SFAS 157 did not have a material impact on the financial statements of the Plan.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

The following table sets forth the financial assets of the Master Trust by level within the fair value hierarchy, as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Mutual Funds	$76,335,512	$ -	$ -	$76,335,512
Common Collective Trust Funds	-	27,806,430	-	27,806,430
Phillips-Van Heusen Stock Fund	16,333,724	-	-	16,333,724
Money Market Funds	111,172	-	-	111,172
Participant Loans	-	-	3,566,728	3,566,728
Total Investments Measured at Fair
Value	$92,780,408	$27,806,430	$3,566,728	$124,153,566

The following tables set forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Balance at January 1, 2008	$ 2,533,372
Loans merged from Hourly Plan	373,212
Issuances, repayments and reallocations	660,144

Balance at December 31, 2008	$ 3,566,728

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $56,978,984 as follows:

Mutual Funds	$ (41,602,654)
Phillips-Van Heusen Stock Fund	(12,580,081)
Common Collective Trust Funds	(2,796,249)

$ (56,978,984)

5.

Assets of the Plan

Investments that represent 5% or more of the fair value of the Plan’s net assets at the end of the plan year are as follows:

	2008	2007

Investment in Phillips-Van Heusen
Corporation Associates Investment
Plans Master Trust	121,288,143	150,370,111

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

6.

Interest in the Master Trust

Until the Plans merged on December 31, 2008, the Plan’s investments, with the exception of participant loans, were held in a Master Trust with the assets of the Hourly Plan.  The assets of the Master Trust were held by The Charles Schwab Trust Company.  Prior to                     December 31, 2008, the plan participated in the Master Trust for the investment of the pooled assets of various funds.  Each participating plan had an undivided interest in the Master Trust.  Income and assets of the Master Trust were allocated to the Plan based on participant balances.  The 2008 year end asset balance will be reported on the Master Trust’s final Form 5500 for tax filing purposes.  The assets of the Master Trust at December 31, 2008 (prior to the plan merger) and 2007 consist of the following reported at fair value:

	2008	2007

Cash	$ 701,305	$ 137,527
Investments, at fair value:
Common Collective Trust Funds	27,806,430	24,215,772
Mutual Funds	76,335,512	104,842,735
Phillips-Van Heusen Stock Fund	16,333,724	30,654,803
Money Market Funds	111,172	47,170

Total Master Trust investments	$121,288,143	$159,898,007

Plan’s beneficial interest	$121,288,143	$150,370,111

Plan’s percentage interest	100%	94%

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

Net investment (loss) income for the Master Trust through December 31, 2008 and 2007 is as follows:

	2008	2007

Net (depreciation) appreciation in fair value of
investments:
Mutual Funds	$ (44,173,051)	$ 79,392
Phillips-Van Heusen Stock Fund	(13,357,334)	(11,023,289)
Common Collective Trust Funds	(2,969,014)	389,985

	(60,499,399)	(10,553,912)

Interest and dividend income	3,587,776	8,858,571

Total Master Trust investment (loss)	$ (56,911,623)	$ (1,695,341)

7.

Income Tax Status

The Plan had received a determination letter from the Internal Revenue Service dated September 2, 2003, stating that the Plan was qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust was exempt from taxation.  Once qualified, the Plan was required to operate in conformity with the Code to maintain its qualification.  The plan administrator believed that the Plan was designed and operated in compliance with the applicable requirements of the Code and, therefore, believed hat the Plan was qualified and the related trust tax-exempt.

8.

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per the financial
statements	$127,065,109	$159,481,244
Less adjustment from fair value to contract value for
fully benefit-responsive investment contracts	2,204,641	394,550

Net assets available for benefits per the Form 5500	$124,860,468	$159,086,694

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

9.

Asset Transfers

On December 31, 2008, the Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates was merged into the Plan.  A summary of the transferred net assets follows:

Cash	$ 14,415
Other receivables	9,931
Investment in Phillips-Van Heusen Associates
Investment Plans Master Trust:
Phillips-Van Heusen Stock Fund	1,130,538
Money Market Funds	61,172
Common Collective Trust Funds	3,645,071
Mutual Funds	5,016,537
Participant loans receivable	602,202
Benefits payable	(2,242)
Miscellaneous payables	(7,829)
Loans payable	(11,380)

$ 10,458,415

On December 31, 2007, the Superba 401(k) Plan (“Superba”) was merged into the Plan.  As the physical transfer of net assets did not occur until January of 2008, the transfer is shown as a receivable on the statement of net assets available for benefits for the year ended December 31, 2007.  The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits at December 31, 2007.  A summary of the transferred net assets follows:

Cash	$ 5,824,956
Employer contributions receivable	481,895
Participant loans receivable	49,059

$ 6,355,910

SUPPLEMENTAL SCHEDULE

EIN: 13-1166910

Plan No: 007

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

SCHEDULE H, LINE 4i--SCHEDULE OF INVESTMENTS HELD AT YEAR END

AT FAIR VALUE

December 31, 2008

(a)	(b)	(c)	(e)
	Identity of Holder	Description of Investment	Current Value

	The Charles Schwab Trust Co.	Federated Capital Reserves;
		4,230.690 shares	$ 4,231
	The Charles Schwab Trust Co.	American Beacon US Govt MM;
		106,941.630 shares	106,941
	The Charles Schwab Trust Co.	SEI Stable Asset Fund;
		24,910,539.60 shares	22,705,899
	The Charles Schwab Trust Co.	State Street S&P 500 Index;
		204,062.076 shares	5,100,531
	The Charles Schwab Trust Co.	American Beacon Large Cap Value;
		1,019,571.539 shares	13,366,583
	The Charles Schwab Trust Co.	Bond Fund of America;
		1,254,282.995 shares	13,496,085
	The Charles Schwab Trust Co.	Dodge & Cox Balanced Fund;
		175,098.739 shares	8,975,561
	The Charles Schwab Trust Co.	Growth Fund of America;
		636,852.243 shares	12,940,838
	The Charles Schwab Trust Co.	Hartford HLS Small Cap Growth;
		228,653.753 shares	2,636,378
	The Charles Schwab Trust Co.	Lazard Funds Emerging Markets;
		56,463.777 shares	623,925
	The Charles Schwab Trust Co.	Virtus Real Estate Securities;
		103,683.145 shares	1,842,449
	The Charles Schwab Trust Co.	Thornburg International Value;
		713,120.548 shares	13,863,063
	The Charles Schwab Trust Co.	Wells Fargo Small Cap Value;
		473,312.923 shares	8,590,630
*	The Charles Schwab Trust Co.	Phillip-Van Heusen Corp. Common Stock; 811,412.00 shares	16,333,724
	The Charles Schwab Trust Co.	Participant Loans Receivable; loans
		maturing at various dates through
		2023 and bearing interest at rates
		rates from 5% to 10.5%	3,566,728
	Total investments held by
	The Charles Schwab Trust Co.		$124,153,566

An * in Column (a) denotes a party in interest

Phillips-Van Heusen Corporation

Associates Investment Plan For Hourly Associates

Financial Statements

Years ended December 31, 2008 and 2007

Contents

Page

Report of Independent Registered Public Accounting Firm

F-14

Financial Statements

Statements of Net Assets Available for Benefits

F-15

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

We have audited the accompanying statement of net assets available for benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

June 26, 2009

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2008 and 2007

	2008	2007
Assets

Investments, at fair value:
Investment in Phillips-Van Heusen
Corporation Associates Investment
Plans Master Trust	$ -	$ 9,527,896
Participant loans receivable	-	373,212
Total investments	-	9,901,108

Receivable from securities sold	-	66,867
Employer contributions receivable	-	10,501
Employee contributions receivable	-	19,685
Receivable from Superba 401(k) plan merger	-	3,067,126
Total assets	-	13,065,287

Liabilities

Benefits payable		8,303
Miscellaneous payables	-	3,686
Total liabilities	-	11,989

Net assets available for benefits, at fair value	-	13,053,298

Adjustment from fair value to contract
value for interest in common/collective
trust relating to fully benefit-responsive
investment contracts	-	44,534

Net assets available for benefits	$ -	$ 13,097,832

The accompanying notes are an integral

part of these financial statements

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

STATEMENTS OF CHANGES IN NET
ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2008 and 2007

	2008	2007

Additions

Contributions:
Employer, net of forfeitures	$ 859,734	$ 469,460
Employees	1,664,274	1,006,754
Rollovers	58,127	122,668
Loan interest	18,201	24,127
Master trust investment income:
Dividend income	178,847	381,295
Common collective trust interest	46,321	21,396
Interest income	192	32
Transfer from Phillips-Van Heusen Associates
Investment Plan for Salaried Associates	279,625	294,514
Transfer from Superba 401(k) Plan	-	3,067,126

Total additions	3,105,321	5,387,372

Deductions

Payments to participants	1,896,974	946,852
Transfer to Phillips-Van Heusen Associates
Investment Plan for Salaried Associates	10,785,764	537,353

Total deductions	12,682,738	1,484,205

Net realized and unrealized depreciation of investments	(3,520,415)	(559,647)

Net (decrease) increase in net assets available for benefits	(13,097,832)	3,343,520

Net assets available for benefits at beginning of year	13,097,832	9,754,312

Net assets available for benefits at end of year	$ -	$ 13,097,832

The accompanying notes are an integral

part of these financial statements

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2008 and 2007

1.

Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the “Company”) Associates Investment Plan for Hourly Associates (the “Plan”) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.  On December 31, 2008, the Plan was merged with and into the Phillips-Van Heusen Associates Investment Plan for Salaried Associates (the “Salaried Plan”).  The resulting plan is known as the PVH Associates Investment Plan (the “Successor Plan”).  The information presented below pertains to the individual Plan prior to the merger as well as to the Successor Plan.

Change in Trustee

Effective May 14, 2007, the Plan’s Trustee changed from Nationwide Trust Company to The Charles Schwab Trust Company (the “Trustee”).  The Plan’s Recordkeeper is the 401(k) Company (a Charles Schwab Company).

Master Trust

The Phillips-Van Heusen Corporation Associates Investment Plan’s Master Trust (the “Master Trust”) was established for the investment of the Phillips-Van Heusen Stock Fund (the “PVH Stock Fund”).  Until the Plan merged on December 31, 2008, all of the investments of the Plan and the Salaried Plan were combined in the Master Trust held by The Charles Schwab Company.  A Master Trust, under ERISA laws, must hold the assets for more than one plan sponsored by a single employer.  Therefore, the Company’s trust no longer qualifies as a Master Trust.  The Master Trust was effectively dissolved as of December 31, 2008.  The Successor Plan’s assets will still be held by The Charles Schwab Trust Company.

General

The Plan was a defined contribution plan covering hourly production, warehouse, distribution and U.S. retail field employees of the Company, who were at least age 21 or older, had completed the earlier of: at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week; or had completed at least 1,000 hours of service during the first 12 months of employment.  The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

Contributions

Participants were able to contribute up to 25% of pre-tax annual compensation, limited to $15,500 per annum.  In addition, pursuant to EGTRRA of 2001, all participants who attained the age of 50 before the close of the plan year were eligible to make “catch-up” contributions up to $5,000 for each plan year.  Effective January 1, 2008, the Company matched 100% of the first 1% of eligible compensation that a participant contributed to the Plan plus 50% of the next 5% of eligible compensation contributed by the participant.  Prior to January 1, 2008, the Company matched 100% of the first 2% of eligible compensation that a participant contributed to the Plan plus 25% of the next 4% of eligible compensation contributed by the participant.

Participant Accounts

Each participant’s account was credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Forfeited balances of terminated participants’ nonvested accounts were used to reduce future Company contributions.

Vesting

Amounts attributable to employee contributions and the allocated earnings thereon were immediately vested.  Effective January 1, 2008, participants became 100% vested in Company contributions and the allocated earnings thereon after two years of service.  Upon death, permanent disability, or reaching age 65, participants or their beneficiaries became 100% vested in Company contributions.  Prior to January 1, 2008, participants became 25%, 50%, 75% and 100% vested in Company contributions and the allocated earnings thereon after two, three, four and five years of service, respectively.  Effective in 2009, participants in the Successor Plan terminated due to the Company’s restructuring initiative will become 100% vested.  The merger of the Plan with the Salaried Plan had no effect on participants’ vesting.

Investment Options

Upon enrollment in the Plan, a participant could direct employee or Company contributions into any one of four pre-mixed asset allocation models or any of 10 individual investment options.  A participant could contribute a maximum of 25% of employee contributions into the PVH Stock Fund.

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

Participant Loans Receivable

Participants could borrow from the Plan, with certain restrictions, using their vested account balance as collateral.  The minimum loan amount was $1,000 and the maximum loan amount was the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest was fixed for the term of the loan at the prime rate plus 1% or 2%.  Loan repayments were made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.  Participant loan balances were a component of the Plan Assets merged with the Salaried Plan.

Forfeitures

Contributions made on behalf of non-vested or partially vested employees who have terminated were retained by the Plan and were used to reduce the Company’s future matching contributions.  In 2008 and 2007, forfeitures of $39,247 and $23,885, respectively were used by the Plan to reduce the Company’s matching contributions.

Payment of Benefits

Participants electing final distributions received payment in the form of a lump sum amount equal to the value of their vested account unless the participant notified the Company of their intent to receive all or a portion of their balance attributable to the PVH Stock Fund paid in the form of shares of the Company’s Common Stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.  Participant account balances and terms were not affected by the merger of the Plans.

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

2.

Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan were maintained on the accrual basis.

As described in Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (FSP), investments in benefit-responsive investment contracts must be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invested in investment contracts though a common/collective trust.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investments in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  As required by the FSP, the Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  As of December 31, 2008, the investment in the common/collective trust was a component of the Net Assets merged with the Salaried Plan, and is being reported as required by the FSP on the Salaried Plan’s financial statements.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Administrative Expenses

Substantially all administrative expenses were paid by the Company.

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

Investments

The Plan was merged with and into the Salaried Plan on December 31, 2008.  The investments included in the merged assets were reported at fair value in accordance with SFAS 157.  Purchases and sales of securities were reflected on a trade date basis.

Until the Plans merged on December 31, 2008, all assets of the Plan were held by the Trustee in the Master Trust and were segregated from the assets of the Company.  The Plan shared in the Master Trust interest and investment income based upon its participants’ shares of the Master Trust net assets available for benefits.  The Successor Plan’s assets will still be held by the Trustee and segregated from the assets of the Company.

Reclassifications

For comparative purposes, certain prior period amounts were reclassified to conform to the current period’s presentation.

3.

Transactions with Parties-in-Interest

During the years ended December 31, 2008 and 2007, the Master Trust purchased 86,090 and 50,218 shares, respectively, of the Company’s common stock and received $122,841 and $127,428, respectively, from the Company as payment of dividends on its common stock.  The Plan’s share in this dividend income was $8,352 and $5,913, respectively.  The AIP Master Trust also sold 106,333 and 74,684 shares of the Company’s common stock during the years ended December 31, 2008 and 2007, respectively.

4.

Assets of the Plan

Investments that represent 5% or more of the fair value of the Plan’s net assets at the end of the plan year are as follows:

	2008	2007
Investment in Phillips-Van Heusen
Corporation Associates Investment
Plans Master Trust	$ -	$9,527,896

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $3,520,415 as follows:

Mutual Funds	$ (2,570,397)
Phillips-Van Heusen Stock Fund	(777,253)
Common Collective Trust Funds	(172,765)

$ (3,520,415)

5.

Interest in the Master Trust

Until the Plans merged on December 31, 2008, the Plan’s investments, with the exception of participant loans, were held in a Master Trust with the assets of the Company’s Associates Investment Plan for Salaried Associates.  The assets of the Master Trust were held by The Charles Schwab Trust Company.  Prior to December 31, 2008, the Plan participated in the Master Trust for the investment of the pooled assets of various funds.  Each participating plan had an undivided interest in the Master Trust.  Income and assets of the Master Trust were allocated to the Plan based on participant balances.  The assets of the Master Trust at December 31, 2008 (prior to the plan merger) and 2007, reported at fair value, consist of the following:

	2008	2007

Cash	$ 701,305	$ 137,527
Investments, at fair value:
Common Collective Trust Funds	27,806,430	24,215,772
Mutual Funds	76,335,512	104,842,735
Phillips-Van Heusen Stock Fund	16,333,724	30,654,803
Money Market Funds	111,172	47,170

Total Master Trust investments	$ 121,288,143	$ 159,898,007

Plan’s beneficial interest*	$ -	$ 9,527,896

Plan’s percentage interest	0%	6%

*On December 31, 2008, the Plan was merged with and into the Salaried Plan. The resulting plan is known as the PVH Associates Investment Plan.  The Successor Plan’s combined assets will be held by the Charles Schwab Trust Company.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

Net investment (loss) income for the Master Trust through December 31, 2008 and 2007 is as follows:

	2008	2007

Net (depreciation) appreciation in fair value of investments:
Mutual Funds	$ (44,173,051)	$ 79,392
Phillips-Van Heusen Stock Fund	(13,357,334)	(11,023,289)
Common Collective Trust Funds	(2,969,014)	389,985

	(60,499,399)	(10,553,912)

Interest and dividend income	3,587,776	8,858,571

Total Master Trust investment loss	$ (56,911,623)	$ (1,695,341)

6.

Income Tax Status

The Plan had received a determination letter from the Internal Revenue Service dated September 2, 2003, stating that the Plan was qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust was exempt from taxation.  Once qualified, the Plan was required to operate in conformity with the Code to maintain its qualification.  The plan administrator believed that the Plan was designed and operated in compliance with the applicable requirements of the Code and, therefore, believed that the Plan was qualified and the related trust tax-exempt.

7.

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2008 and 2007:

	2008	2007

Net assets available for benefits per the financial statements	$ -	$ 13,097,832
Less adjustment from fair value to contract value
for fully benefit-responsive investment contracts	-	44,534

Net assets available for benefits per the Form 5500	$ -	$ 13,053,298

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

8.

Asset Transfers

On December 31, 2008, the assets of the Plan were transferred into the Phillips-Van Heusen Corporation Associates Investment Plan for Salaried Associates.  A summary of the net assets transferred follows:

Cash	$ 14,415
Other receivables	9,931
Investment in Phillips-Van Heusen Associates
Investment Plans Master Trust:
Phillips-Van Heusen Stock Fund	1,130,538
Money Market Funds	61,172
Common Collective Trust Funds	3,645,071
Mutual Funds	5,016,537
Participant loans receivable	602,202
Benefits payable	(2,242)
Miscellaneous payables	(7,829)
Loans payable	(11,380)

$ 10,458,415

On December 31, 2007, the Superba 401(k) Plan (“Superba”) was merged into the Plan.  As the physical transfer of net assets did not occur until January of 2008, the transfer is shown as a receivable on the statement of net assets available for benefits for the year ended                 December 31, 2007.  The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits at December 31, 2007.  A summary of the transferred net assets follows:

Cash	$ 2,695,249
Employer contributions receivable	176,513
Participant loans receivable	195,364

$ 3,067,126

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Auditors (Associates Investment Plan for Salaried Associates)

23.2	Consent of Independent Auditors (Associates Investment Plan for Hourly Associates)